UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41035

CI&T INC

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 – C,

Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

+55 19 21024500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F

CI&T BOARD OF DIRECTORS APPROVES THE RENEWAL OF ITS SHARE REPURCHASE PROGRAM

New York - September 12, 2025 - CI&T INC (NYSE: CINT, “CI&T”), a global technology transformation specialist, announces that its Board of Directors approved today the renewal of its share repurchase program, pursuant to which CI&T may repurchase up to five million of its outstanding class A common shares.

CI&T may repurchase shares of its common stock from time to time through open market purchases, in privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, in accordance with applicable securities laws and other restrictions.

The timing and total amount of stock repurchases will depend upon business, economic and market conditions, corporate and regulatory requirements, prevailing stock prices, and other considerations. The share repurchase program will be in effect until December 31, 2026, and may be suspended or discontinued at any time. CI&T is not obligated to acquire any amount of common stock under the share repurchase program.

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

About CI&T

CI&T (NYSE: CINT) is a global technology transformation specialist for 100+ large enterprises and fast growth clients. CI&T brings a 30-year track record of helping clients navigate change to deliver accelerated business impact, with deep expertise across AI, strategy, customer experience, software development, cloud services, data and more. CI&T’s proprietary AI platform, CI&T FLOW boosts team productivity, ensuring fast, efficient, and scalable delivery of world-class solutions. Operating globally with over 7,600 professionals across 10 countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2025

CI&T Inc

By: /s/ Stanley Rodrigues

____________________________________

Name: Stanley Rodrigues

Title: Chief Financial Officer